January 25, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Katherine Wray
Ji Shin
Frank Knapp
Kathleen Collins

Re:	MuleSoft, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted December 22, 2016
CIK No. 0001374684

Ladies and Gentlemen:

On behalf of our client, MuleSoft, Inc. (“MuleSoft” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 9, 2017, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on December 22, 2016.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to the Registration Statement submitted on December 22, 2016), or as otherwise specifically indicated, all page references herein correspond to the page of the revised draft of the Registration Statement.

Prospectus Summary, page 1

1.

We note your response to prior comment 4. It may not be appropriate to selectively identify examples solely on the basis of name recognition, and the inclusion of these well-known company names in your summary could suggest that their products are the most frequently used data inputs by your customers. As such, please provide a quantitative basis for including SAP and Salesforce as examples of data inputs in your prospectus summary. To the extent you have not used objective criteria to select the examples you disclose, please consider removing them from your summary. We would not object to the continued inclusion of these companies

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January 25, 2017

in your Business disclosure, so long as clarifying disclosure is added regarding how these examples were selected.

We respectfully advise the Staff that the Company’s customer base spans numerous diverse verticals, including education, financial services, healthcare, retail and consumer goods, the public sector and technology, and each customer uses a unique combination of applications and programs in its business. Because customers use Anypoint Platform to integrate a wide variety of applications, data, and devices, the Company offers over 120 pre-built connectors and the capacity to accommodate custom-built connectors for other use cases. As a result, most individual connectors are used by fewer than 5% of the Company’s customers.

Although the information presented in the Registration Statement was meant to be illustrative only, we note that approximately 21% and 5% of the Company’s customers use the Company’s pre-built connectors for Salesforce and SAP applications, respectively, which the Company believes is a reflection of the representative nature of the use of such applications by the Company’s customers for the purposes of providing an example in the Registration Statement. Further, the Company believes the more relevant measure of usage is the percentage of customers that use Salesforce and SAP applications in their businesses and that also use the Company’s connectors to extract data from and integrate these applications. While the Company does not have access to the customer information necessary to determine, for example, those customers that use SAP applications instead of applications from other enterprise resource planning (“ERP”) software vendors, such as Oracle, Microsoft or Infor, the Company believes that, based on publicly available third party market research (e.g., Apps Run the World, Top 10 ERP Software Vendors and Market Forecast 2015-2020, published June 28, 2016), the percentage of customers that use its connectors for SAP applications is comparable to the percentage of companies that use SAP as their ERP system. Therefore, the Company believes that these applications are representative examples of applications used by its customers.

Risk Factors

“Interruptions or performance problems associated with our technology…,” page 14

2.	You advise in your response to prior comment 8 that you believe your business is not substantially dependent on your agreements with AWS, in part because there are other companies that could provide substantially similar services as those provided by AWS. Please advise whether the services available from other providers could be obtained on similar commercial terms to the terms you have in place with AWS. Tell us also whether it would cause substantial harm to the company if you were required to transition to another cloud infrastructure provider.

We supplementally advise the Staff that the Company believes that services available from other cloud infrastructure providers could be obtained on similar commercial terms to the terms it has in place with AWS and that although transitioning to another provider could potentially be disruptive, it would not cause substantial harm to the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 57

Securities and Exchange Commission

January 25, 2017

3.	You state in your response to prior comment 10 that you do not consider or monitor metrics relating to computing capacity, revenue per unit of computing capacity or computing capacity per customer as a “key metric.” While you may not consider these to be key performance indicators, please clarify whether you monitor any of these metrics in managing your business.

We supplementally advise the Staff that the Company does not monitor metrics relating to computing capacity, revenue per unit of computing capacity or computing capacity per customer in managing its business.

Management

Committees of Our Board of Directors

Audit Committee, page 100

4.	You disclose that Ms. Winblad is the managing director of the general partners of the HWVP Entities and the beneficial owner of approximately 15.9% of your outstanding shares. You disclose further that she is a member of your audit committee. Please provide us with your analysis in support of the board’s determination that Ms. Winblad will satisfy the requirements for independence applicable to audit committee members under the rules of the stock exchange on which you plan to list and the Commission. In this regard, explain how you concluded Ms. Winblad is independent for the purposes of Exchange Act Rule 10A-3(b)(1).

We respectfully advise the Staff that the Board of Directors of the Company (the “Board”) made an affirmative determination that Ms. Winblad will satisfy the requirements for independence applicable to audit committee members, including for purposes of Exchange Act Rule 10A-3(b)(1). Rule 10A-3(b)(1) provides that audit committee members may not (1) accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer, or (2) be an affiliated person of the issuer. While Rule 10A-3(e)(1)(ii)(A) provides that a person will be deemed not to be an affiliate for purposes of Rule 10A-3 if they are not an executive officer and do not beneficially own more than 10% of any class of voting equity securities of the issuer (the “Safe Harbor”), Rule 10A-3(e)(1)(ii)(B) also expressly states that Rule 10A-3(e)(1)(ii)(A) “only creates a safe harbor position that a person does not control a specified person. The existence of the safe harbor does not create a presumption in any way that a person exceeding the ownership requirement in paragraph (e)(1)(ii)(A)(1) of this section controls or is otherwise an affiliate of a specified person.”

The Board determined that (1) Ms. Winblad did not accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company, and (2) while Ms. Winblad’s beneficial ownership of the Company’s capital stock is outside the Safe Harbor, she is not an affiliate of the Company based on a facts and circumstances analysis of whether Ms. Winblad controls the Company. First, entities affiliated with Hummer Winblad Venture Partners (“HWVP”), in the aggregate, are not the Company’s largest stockholders, and are in fact only one out of several stockholders that beneficially own more than 5% of the Company’s outstanding stock. While HWVP owns approximately 15.8% of the Company’s outstanding stock as of December 31, 2016, entities affiliated with Lightspeed Venture Partners own approximately 17.1%, and entities affiliated with New Enterprise Associates own approximately 14.3%,

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January 25, 2017

all as set forth in the principal stockholders table on page 133 of the Registration Statement. Because voting control is spread out among several major stockholders of the Company, Ms. Winblad is not able to exercise control over the Company through beneficial ownership of the shares held by HWVP. Furthermore, HWVP’s ownership interest will be diluted further after the issuance of shares in the Company’s initial public offering.

In addition, following the offering, HWVP will not have contractual rights indicating control of the Company, including the right to designate a representative on the Board, veto rights for corporate actions, or other protective covenants requiring their consent. Ms. Winblad and HWVP also do not currently participate, and following the offering will not participate, in the day-to-day management and operation of the Company. Thus, the Board believes that Ms. Winblad is not an affiliated person for purposes of Rule 10A-3. It is also notable that in addition to Ms. Winblad, the Company’s audit committee also includes Messrs. Capellas and Collins—Mr. Collins serves as both chair of the committee and as audit committee financial expert, and both Messrs. Capellas and Collins have strong operational backgrounds and public company experience. In light of the considerations discussed above, the Board has determined that Ms. Winblad satisfies the independence requirements applicable to audit committee members.

Notes to Consolidated Financial Statements

Note 8. Stock Option Plan, page F-27

5.	Please describe for us the significant factors that contributed to the increase in the deemed fair value per share of your common stock from $7.28 for the June 16, 2016 option grant to $9.72 as used in conjunction with the July 2016 Tender Offer. Include in your response any intervening events within the company or changes in your valuation assumptions or methodology that contributed to a 34% increase in valuation.

We supplementally advise the Staff that the Company applied a consistent methodology when calculating the fair value per share of its common stock for the July 2016 Tender Offer as compared to the June 16, 2016 calculation. The common stock price determined in connection with the July 2016 Tender Offer included adjusting the weighting of valuation techniques to incorporate the price paid per share of $14.18. The significant factors that contributed to the increase in the deemed fair value per share to $9.72 were (1) a general increase in stock market multiples with a median increase of 17% in enterprise value-to-revenue multiples of comparable publicly traded companies in the interim period, (2) attributing a weighting of 15% to the July Tender Offer price of $14.18 per share, and (3) the Company’s ability to continue to successfully achieve the forecast reflected in its internal plan for the three months ended June 30, 2016 which resulted in reducing the discount rate applied from 25% to 24%. All of these factors were reflected in a contemporaneous independent third-party valuation of the common stock.

* * * *

Securities and Exchange Commission

January 25, 2017

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3969 or javina@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Jon C. Avina Jon C. Avina

cc:	Greg Schott, MuleSoft, Inc.
Rob Horton, MuleSoft, Inc.
Matt Langdon, MuleSoft, Inc.

Rezwan D. Pavri, Goodwin Procter LLP
Anthony J. McCusker, Goodwin Procter LLP
Andrew T. Hill, Goodwin Procter LLP